UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December 2021
Commission File Number: 001-39522

COMPASS PATHWAYS PLC
(Translation of registrant’s name into English)
33 Broadwick Street
London W1F 0DQ
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of General Counsel and Chief Legal Officer; Departure of Officer
On December 16, 2021, COMPASS Pathways Plc (the “Company”) announced the appointment of Matthew Owens as General Counsel and Chief Legal Officer, effective as of February 1, 2022. Prior to joining the Company, Mr. Owens served as Global Head Legal, Digital at Novartis International AG, beginning in January 2018.
On December 16, 2021, the Company also announced that Lars Wilde, President, Chief Business Officer and co-founder, will cease to be an employee of the Company and be moving into an advisory role with the Company on and after January 1, 2022. Mr. Wilde’s resignation was not caused by any disagreement with the Company.
The Company has issued a press release announcing the management changes described above. A copy of the press release is attached hereto as Exhibit 99.1 and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references the information furnished pursuant to this report.

EXHIBITS

Exhibit No.	Description
99.1	Press release issued by COMPASS Pathways plc on December 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS, PLC

Date: December 22, 2021	By:	/s/ Piers Morgan
	Name: Title:	Piers Morgan Chief Financial Officer